Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
March 23, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brad Skinner, Accounting Branch Chief

Re:	IONA Technologies PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 19, 2006;
Form 6-K Filed July 20, 2006;
Form 6-K Filed August 15, 2006
File No. 000-29154
Dear Mr. Skinner:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 9, 2007 (the “Comment Letter”) to Peter Zotto, Chief Executive Officer of IONA Technologies PLC (“IONA” or the “Company”), with respect to the Company’s annual report on Form 20-F for the Fiscal Year Ended December 31, 2005, which was filed on April 19, 2006.
For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Mr. Brad Skinner
United States Securities and Exchange Commission

March 23, 2007
Form 20-F for the Fiscal Year Ended December 31, 2005
Note 1. Organization and Summary of Significant Accounting Policies
Revenue recognition, page F-6
1.	Your response to prior comment number 1 indicates that PCS arrangements may include “minor” and “major” product releases. Describe for us the nature of these product releases. Also, tell us how you have evaluated the nature of these releases in assessing whether they represent a component of PCS or additional elements that would require separate accounting. As part of your response, please provide the following:
a.	Explain what each type of product release includes and how the product releases relate to the original software product;

b.	Describe, in reasonable detail, the differences between minor and major product releases;

c.	Tell us whether the product releases are specified or unspecified rights; and

d.	Explain your basis for classifying the product releases as PCS. As part of your response, tell us how you have considered paragraphs 36, 48 and 56 of SOP 97-2.
RESPONSE:
The Company constantly revises its software products to keep them technologically current. The Company routinely makes product updates, enhancements and fixes available to its customers with a then effective postcontract customer support (“PCS”) agreement.
a. Explain what each type of product release includes and how the product releases relate to the original software product;
The Company refers to product updates, enhancements and fixes as either “Major,” “Minor” or “Point” Releases.
A Major Release is designated by an increase to the “x” digit in a product version number designated as x.y.z, and normally includes feature and functionality changes and enhancements to the original software products, which are intended to extend the life or improve the marketability of the original software product.
A Minor Release is designated by an increase to the “y” digit in a product version number designated as x.y.z, and normally includes minor feature and functionality changes and enhancements to the original software product.

Mr. Brad Skinner
United States Securities and Exchange Commission

March 23, 2007
A Point Release is designated by an increase to the “z” digit in a product version number designated as x.y.z., and normally consists of bug fixes, error corrections, minor changes or enhancements to the original software product that preserve binary compatibility.
b. Describe, in reasonable detail, the differences between minor and major product releases;
As noted in (a) above, a Major Release normally includes feature and functionality changes and enhancements, which are intended to extend the life or improve the marketability of the original product, whereas a Minor Release includes minor feature and functionality changes and enhancements to the original software product. Changes to the product after installing a Minor Release are often unnoticeable to the user. A Point Release normally consists of bug fixes, error corrections, minor changes or enhancements that preserve binary compatibility.
c. Tell us whether the product releases are specified or unspecified rights;
The product releases are unspecified rights and are provided on a “when-and-if-available” basis only during the PCS contract period.
d. Explain your basis for classifying the product releases as PCS. As part of your response, tell us how you have considered paragraphs 36, 48 and 56 of SOP 97-2.
Product releases are not specified upgrade rights as defined in paragraph 36 of SOP 97-2 as the Company has not specified and has not committed to customers to make available any product releases. The Company includes language on its website indicating that the determination of when enhancements to its current products will be made available, if ever, remains at the Company’s sole discretion and that the information contained in such communications does not constitute a commitment to deliver an upgrade/enhancement. Moreover, the Company has no practice of voluntarily providing upgrades to customers where there is no contractual obligation to do so.
Therefore, all our product releases are unspecified updates or enhancements under a customer’s PCS agreement.
Because all product releases made available by the Company under PCS agreements are unspecified and are provided on a “when-and-if-available” basis, Major, Minor and Point releases are considered to be PCS as defined in SOP 97-2.
In addition, the Company’s product releases are not future product deliverables as discussed in paragraph 48 of SOP 97-2 as they are unspecified upgrades or enhancements which are intended to extend the life or improve the marketability of the original product. Customers only have the

Mr. Brad Skinner
United States Securities and Exchange Commission

March 23, 2007
right to unspecified upgrades, updates or enhancements to original products licensed to the customer.
The Company does not provide updates or enhancements to customers without a then effective PCS agreement, in accordance with paragraph 56 of SOP 97-2.
* * *
If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 570-1091 or Christopher M. Mirabile, the Company’s General Counsel, at (781) 902-8000.

Sincerely,

/s/ Mark T. Bettencourt

Mark T. Bettencourt

cc:	Christopher M. Mirabile, Esq.,
IONA Technologies PLC